UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

INFUSYSTEM HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45685K102

(CUSIP Number)

Sean McDevitt c/o Maren Group LLC 350 5th Avenue S. Naples, Florida 34102

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685K102	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS TRIPLETAIL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 45685K102	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS SEAN MCDEVITT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 323,882[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 323,882[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,882[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* IN

[1]

Does not include beneficial ownership of $83,333.33 worth of Common Stock that Mr. McDevitt has the right to acquire within 60 days pursuant to a Consulting Agreement because the number of shares is unknown at this time in that such number will be determined by the Market Value of the Common Stock on June 15, 2012, as described in Items 3 and 4 below. If such Market Value as of June 15, 2012, were the same as the Market Value as of May 15, 2012, Mr. McDevitt would have the sole voting and dispositive powers for an additional 39,521 shares, for an aggregate amount beneficially owned of 363,403 shares of Common Stock, representing 1.7% of the Company.

Page 4 of 7 Pages

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D is being filed by the undersigned with respect to common stock, par value $0.0001 per share (the “Common Stock”), of InfuSystem Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer is 31700 Research Park Drive, Madison Heights, Michigan 48071.

Item 2. Identity and Background

(a-f) This Amendment No. 2 to Schedule 13D is being filed by Tripletail, LLC, a Delaware limited liability company (“Tripletail”), and Sean McDevitt, a United States citizen (“Mr. McDevitt” and, together with “Tripletail,” the “Reporting Persons”). Mr. McDevitt is a consultant to the Issuer and is also a Managing Director at Maren Group LLC, whose principal place of business is located at 350 5th Avenue S. , Naples, Florida 34102. Tripletail is a limited liability company of which Mr. McDevitt is the sole member, formed for the sole purpose of holding shares of Common Stock and uses the same address as Mr. McDevitt. During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. McDevitt acquired $250,000 worth of Common Stock to be paid in three installments pursuant to the terms of a Consulting Agreement entered into by and between Mr. McDevitt and Issuer, dated April 24, 2012 (the “Consulting Agreement”). The consideration for the shares is the consulting services to be provided by Mr. McDevitt to the Issuer and the termination of a Share Award Agreement between the Issuer and Mr. McDevitt. The first installment under the Consulting Agreement occurred on May 2, 2012, in the amount of 38,017 shares. Such number of shares was calculated using the Market Value of the Common Stock on May 2, 2012. The second installment under the Consulting Agreement occurred on May 15, 2012, in the amount of 39,351 shares. Such number of shares was calculated using the Market Value of the Common Stock on May 15, 2012. See Item 4 for a description of how the number of shares issued and to be issued is calculated.

Item 4. Purpose of Transaction

Under the terms of the Consulting Agreement, Mr. McDevitt has the right to receive a consulting fee of $1,000,000, payable in installments of cash and/or shares of Common Stock of the Issuer as follows:

(A) On each of May 2, 2012, May 15, 2012, and June 15, 2012, Mr. McDevitt is entitled to receive shares of Common Stock of the Issuer with a market value of $83,333.33. The market value is equal to the average closing price of a share of Issuer’s Common Stock on the NYSE AMEX on the five trading days preceding the date of each such issuance (“Market Value”). Such average closing price of a share of the Issuer’s Common Stock as of May 2, 2012, was $2.192 and as of May 15, 2012 was $2.109.

(B) On July 31, 2012, Mr. McDevitt is entitled to receive a final installment under the Consulting Agreement of shares of Common Stock of the Issuer with a Market Value of $750,000 or cash, depending upon certain contingencies outside of Mr. McDevitt’s control.

Page 5 of 7 Pages

The information set forth under Item 5(c) below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Tripletail does not own any shares of Common Stock of the Issuer. Mr. McDevitt is the sole member of Tripletail. Mr. McDevitt directly holds 323,822 shares, constituting 1.5% of the Common Stock of the Issuer, which (a) includes the first installment of 38,017 shares of Common Stock issued as of May 2, 2012, to Mr. McDevitt pursuant to the Consulting Agreement, (b) includes the second installment of 39,521 shares of Common Stock issued as of May 15, 2012, to Mr. McDevitt pursuant to the Consulting Agreement, and (c) does not include the right to acquire an additional $83,333.33 worth of Common Stock pursuant to the Consulting Agreement due to the fact that the number of shares is based upon the Market Value of the Common Stock at future dates and cannot be determined at this time. (Note that if the Market Value of the Common Stock as of June 15, 2012, were the same as the Market Value as of May 15, 2012, Mr. McDevitt would have the sole voting and dispositive powers for an additional 39,521 shares, for an aggregate amount beneficially owned of 363,403 shares of Common Stock, representing 1.7% of the Company.)

All percentages are calculated based upon an aggregate of 21,330,235 shares of Common Stock stated to be outstanding as of April 27, 2012, by the Issuer in the Issuer’s Form 10-K/A for the fiscal year ended December 31, 2011, filed with the United States Securities and Exchange Commission on April 30, 2012.

(b)	Tripletail has the sole or shared power to vote or direct the vote of 0 shares of Common Stock; and has sole or shared power to dispose or direct the disposition of 0 shares of Common Stock. Mr. McDevitt has the sole power to vote or direct the vote of 323,822 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of approximately 323,822 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock. (Note that if the Market Value of the Common Stock as of June 15, 2012, were the same as the Market Value as of May 15, 2012, Mr. McDevitt would have the sole power to vote or direct the vote of 363,403 shares of Common Stock; would have the shared power to vote or direct the vote of 0 shares of Common Stock; would have sole power to dispose or direct the disposition of approximately 363,403 shares of Common Stock; and would have shared power to dispose or direct the disposition of 0 shares of Common Stock.)

(c)	Transactions effected during the past 60 days:

On April 24, 2012, pursuant to the Consulting Agreement, Mr. McDevitt acquired the right to receive $250,000 worth of Common Stock in three installments, the first installment of which occurred on May 2, 2012, in the amount of 38,017 shares, the second installment of which occurred on May 15, 2012, in the amount of 39,521 shares and the third installment of which will occur on June 15, 2012, in an amount of shares to be determined based on Market Value. The Consulting Agreement provides for a final installment of $750,000 on July 31, 2012, that may be paid in Common Stock or cash, subject to contingencies outside the control of Mr. McDevitt.

On April 25, 2012, Mr. McDevitt sold 12,200 shares on the open market for $2.34 per share and 20,000 shares on the open market for $2.2468 per share.

On April 26, 2012, Mr. McDevitt sold 20,000 shares on the open market for $2.2076 per share.

Page 6 of 7 Pages

On April 27, 2012, Mr. McDevitt sold 12,000 shares on the open market for $2.1692 per share.

On May 9, 2012, a Stock Purchase Agreement was entered into by and between Tripletail and Mr. McDevitt (collectively, “Sellers”) and Meson Capital Partners LLC and Mr. Joseph Whitters, a current director of the issuer (collectively “Purchasers”) (the “5/9/12 Stock Purchase Agreement”). Pursuant to the 5/9/12 Stock Purchase Agreement, the Sellers agreed to sell to the Purchasers an aggregate of 1,166,000 shares of the Common Stock of the Issuer at a purchase price per share of $2.25, which was effected on May 9, 2012. Meson Capital Partners LLC purchased 1,066,000 shares of Common Stock, and Mr. Whitters purchased 100,000 shares of Common Stock, for an aggregate purchase price of $2,623,500.

On May 14, 2012, a Stock Purchase Agreement was entered into by and between the Sellers and Global Undervalued Securities Master Fund, LP, a Cayman Islands limited partnership (the “Fund”) (the “5/14/12 Stock Purchase Agreement”). Pursuant to the 5/14/12 Stock Purchase Agreement, the Sellers agreed to sell to the Purchasers an aggregate of 250,000 shares of the Common Stock of the Issuer at a purchase price per share of $2.25, which was effected on May 15, 2012. The Fund purchased Tripletail’s remaining 168,044 shares of Common Stock and 81,956 shares of Common Stock from Mr. McDevitt, for an aggregate purchase price of $562,500.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

(e)	Date ceased to be a 5% owner: May 9, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

The information set forth in Items 4 and 5 is incorporated herein by reference.

Pursuant to the Amended and Restated Registration Rights Agreement by and among the Issuer, Mr. McDevitt and certain other stockholders of the Issuer dated October 17, 2007, Mr. McDevitt has the right to require the Issuer to register certain of the shares of Common Stock beneficially owned by him under the Securities Act of 1933 pursuant to customary demand registration rights, piggyback registration rights and other registration rights under the terms and conditions specified therein.

Item 7. Materials to Be Filed as Exhibits

The following exhibits are filed with this amendment:

Exhibit	Name of Document

A	Stock Purchase Agreement, dated as of May 14, 2012, between Tripletail, LLC and Sean McDevitt, as sellers, and Global Undervalued Securities Master Fund, LP, as purchaser.

Page 7 of 7 Pages

The following exhibits are incorporated by reference and deemed filed with this schedule:

1.	Joint Filing Agreement by and between Tripletail, LLC and Sean McDevitt, dated as of January 27, 2012.

2.	Consulting Agreement by and between Sean McDevitt and InfuSystem Holdings, Inc. dated April 24, 2012.

3.	Stock Purchase Agreement, dated as of May 9, 2012, between Tripletail, LLC and Sean McDevitt, as sellers, and Meson Capital Partners LLC and Mr. Joseph Whitters, as purchasers (incorporated by reference to Exhibit A to the Schedule 13D, dated May 9, 2012, filed by Meson Capital Partners LLC on May 11, 2012).

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2012

/s/ Sean McDevitt
Sean McDevitt

TRIPLETAIL, LLC

By:	/s/ Sean McDevitt
Name: Sean McDevitt
Title: Sole Member